UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 16, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S YEAR-TO-DATE NET INCOME TOTALS $68.5 MILLION, OR $1.81 PER SHARE;

THIRD QUARTER NET INCOME OF $13.0 MILLION, OR $0.34 PER SHARE

PANAMA CITY, October 16, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today results for the third quarter and the nine months ended September 30, 2012.

Third quarter and Year-To-Date 2012 Business Highlights

•	Bladex’s third quarter Net Income (*) totaled $13.0 million, or $0.34 per share, compared to $16.3 million, or $0.44 per share, in the third quarter 2011, and $23.2 million, or $0.61 per share, in the second quarter 2012, as improved performance in core financial intermediation activities was offset by lower contributions from capital market transactions, non-core activities and extraordinary items.

•	Net Income in the first nine months 2012 reached $68.5 million, a $10.1 million, or 17%, improvement compared to the same period 2011, as growth in core results more than offset lower contributions from non-core activities.

•	The Commercial Division’s third quarter 2012 Net Income totaled $23.7 million, compared to $14.5 million in the third quarter 2011, and $15.7 million in the second quarter 2012. The Division’s Net Income in the first nine months 2012 totaled $65.2 million, compared to $35.6 million in the same period 2011. The year-to-date Net Income increase of $29.6 million, or 83%, mainly reflects higher net interest income due to increased average lending balances (+12%) and average lending rates (+65 bps), along with lower reserve requirements for credit losses associated with the Commercial Portfolio’s risk profile.

•	As of September 30, 2012, the Commercial Division’s portfolio balances totaled $5.8 billion, up 4% from the third quarter 2011, and 3% from June 30, 2012, as the Division’s portfolio expanded within the Corporate Segment (+9% YoY; +5% QoQ), with continued diversification into the Middle-Market Segment (+52% YoY; +16% QoQ), while slightly decreasing lower margin portfolio levels in the Financial Institutions Segment (-10% YoY; -2% QoQ). Average balances increased 9% during the first nine months 2012 compared to 2011, and rose 1% quarter-on-quarter.

•	Credit quality remained sound, as non-accrual balances were unchanged at $24.0 million as of September 30, 2012, representing 0.4% of the loan portfolio, compared to $33.1 million, or 0.7% of the loan portfolio, as of September 30, 2011. The ratio of the allowance for credit losses to the Commercial Portfolio was 1.5% as of September 30, 2012, compared to 1.7% as of September 30, 2011, and 1.6% as of June 30, 2012, while credit provision levels as of these dates represented 372%, 288%, and 384% of non-accrual balances, respectively.

•	The Treasury Division posted a quarterly loss of $7.2 million, compared to a gain of $0.2 million in the previous quarter, and Net Income of $5.2 million in 2011, as interest and non-interest income declined as a result of reduced securities portfolio balances and capital markets activity, along with the valuation effects of derivative instruments. The Division maintained focus on prudent liquidity management and the continued strengthening of its funding base.

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•	The Asset Management Unit reported a Net Loss of $3.5 million in the quarter, compared to a gain of $1.7 million in the previous quarter, and a Net Loss of $3.4 million in the third quarter of 2011, mainly as a result of trading activity in the Investment Funds. The Bank resumed partial redemptions of retained earnings, and is in advanced stages of negotiating a transaction to divest the Unit, with expected completion by year-end.

•	As of September 30, 2012, the year-to-date annualized return on the Bank’s average stockholders’ equity (“ROE”) stood at 11.5%, while the Bank’s Tier 1 capital ratio remained at 17.9%, with leverage at 7.8 times. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: “This quarter once again demonstrated the strength of Bladex’s business model, as the Bank continues to add value to clients with a focus on trade finance. While the quarter had a slow start, the Bank saw an acceleration of economic activity in several countries across the Region, which helped propel portfolio growth towards the end of the quarter. Although Bladex is aware of the potential downside risks in the global economy, the Bank sees positive prospects for the Region going forward as economic activity increases across most Latin-American countries.

The credit quality of the Bank’s portfolio further improved as Bladex remained on track with cautious and proactive risk management, while liquidity remained strong. With reduced dependency on short-term funding, Bladex is now embarking on a process of carefully improving the margin profile of the lending book, as market conditions improve even further over the coming months. Meanwhile, and as capital market valuations remain volatile and expensive, the Bank is refraining from growing exposures in its securities investment portfolios.

Instead, Bladex is focusing on further improving the Bank’s funding mix in terms of quality of counterparty risk and tenor structure. Furthermore, with potentially significant impact on Bladex’s future ability to consistently generate increased fee income, the Bank is diligently working to fulfill a growing list of mandates to provide value-added services to clients.

While the performance of Bladex’s Asset Management Unit had an adverse impact on third quarter results, the Bank is pleased with the progress of successfully concluding the divestiture of the Unit. Negotiations are in advanced stages, and Bladex hopes to provide further details to the markets in the near future. The Bank remains confident that this solution will allow the Unit to embark on the growth path it deserves given its successful inception-to-date track record. Bladex, on the other hand, will be able to substantially reduce its investment, while remaining entirely focused on further developing core capabilities.” Mr. Amaral concluded.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M12	9M11	3Q12	2Q12	3Q11
Net Interest Income	$80.7	$73.6	$25.1	$26.0	$28.7
Net Operating Income by Business Segment:
Commercial Division	$62.7	$38.9	$20.7	$20.6	$16.9
Treasury Division	$(2.1)	$11.6	$(7.2)	$0.2	$5.2
Asset Management Unit	$0.0	$11.7	$(3.5)	$1.8	$(3.6)
Net Operating Income	$60.6	$62.2	$10.0	$22.6	$18.5
Net income - business segment	$63.1	$58.9	$13.0	$17.7	$16.1
Net income attributable to the redeemable noncontrolling interest	$0.2	$0.5	$0.0	$0.1	$(0.2)
Net Income attributable to Bladex - business segment	$62.9	$58.4	$13.0	$17.6	$16.3
Other income unallocated - Gain on sale of premises and equipment	$5.6	$0.0	$0.0	$5.6	$0.0
Net Income attributable to Bladex	$68.5	$58.4	$13.0	$23.2	$16.3

Net Income per Share (1)	$1.81	$1.58	$0.34	$0.61	$0.44
Book Value per common share (period end)	$21.34	$19.71	$21.34	$21.29	$19.71
Return on Average Equity (“ROE”)	11.5%	10.8%	6.4%	11.7%	8.7%
Operating Return on Average Equity ("Operating ROE") (2)	10.1%	11.5%	4.9%	11.4%	9.9%
Return on Average Assets (“ROA”)	1.5%	1.4%	0.9%	1.5%	1.1%
Net Interest Margin	1.75%	1.80%	1.64%	1.72%	1.90%
Efficiency Ratio (3)	40%	37%	57%	37%	40%

Tier 1 Capital (4)	$813	$741	$813	$808	$741
Total Capital (5)	$870	$796	$870	$864	$796
Risk-Weighted Assets	$4,536	$4,395	$4,536	$4,443	$4,395
Tier 1 Capital Ratio (4)	17.9%	16.9%	17.9%	18.2%	16.9%
Total Capital Ratio (5)	19.2%	18.1%	19.2%	19.4%	18.1%
Stockholders’ Equity	$814	$732	$814	$808	$732
Stockholders’ Equity to Total Assets	12.8%	11.6%	12.8%	13.0%	11.6%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$(13)	$(1)	$(1)	$(13)

Leverage (times) (6)	7.8	8.6	7.8	7.7	8.6
Liquid Assets / Total Assets (7)	8.2%	8.5%	8.2%	11.3%	8.5%
Liquid Assets / Total Deposits	22.3%	21.3%	22.3%	29.5%	21.3%

Non-Accruing Loans to Total Loans, net	0.4%	0.7%	0.4%	0.5%	0.7%
Allowance for Credit Losses to Commercial Portfolio	1.5%	1.7%	1.5%	1.6%	1.7%
Credit provision to non-accruing balances	372.3%	287.8%	372.3%	383.9%	287.8%

Total Assets	$6,352	$6,293	$6,352	$6,227	$6,293

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RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 16, 2012, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the third quarter 2012. This represents an increase of 20% over the dividend paid corresponding to the second quarter 2012. The dividend will be paid November 1, 2012, to stockholders registered as of October 26, 2012.

▪	Ratings update: On July 31, 2012, Fitch Ratings upgraded Bladex’s Issuer Default Ratings (“IDR”) to ‘BBB+’ from ‘BBB’ with a ‘Stable’ Outlook. On September 25, 2012, Standard & Poor’s affirmed the Bank’s credit rating at ‘BBB/A-2’, with a “Stable” Outlook.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through September 30, 2012, Bladex had disbursed accumulated credits of approximately $188 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results, held in conjunction with the Bank’s “Bladex Day” event at the New York Stock Exchange-Euronext, on Wednesday, October 17, 2012 at 12:30 p.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through December 17, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 48360127. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

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